EXHIBIT 11

DUPONT PHOTOMASKS, INC.

EARNINGS PER SHARE COMPUTATION

(Dollars in thousands, except per share amounts)

(unaudited)

	Basic	Diluted
	Quarter Ended September 30, 2001

Weighted average shares outstanding	17,835,283	17,835,283

Net income	$(2,983)	$(2,983)

Earnings per share	$(0.17)	$(0.17)

Basic

		Diluted

Quarter Ended September 30, 2000

Weighted average shares outstanding	16,899,419	16,899,419
Dilutive effect of stock performance plans	-	757,638
Dilutive effect of convertible notes	-	941,088

Shares for EPS	16,899,419	18,598,145

Net income for the period	$10,163	$10,163

Dilutive effect of convertible notes	-	92

Net income for EPS	$10,163	$10,255

Earnings per share	$0.58	$0.55

At September 30, 2000 and 2001, we had outstanding anti–dilutive commitments under our stock performance plans covering 17,950 and 3,644,011 shares, respectively.